Exhibit 21.1

Subsidiaries of Appliance Recycling Centers of America, Inc.

Name	Jurisdiction of Incorporation
ApplianceSmart, Inc.	Minnesota
ARCA Recycling, Inc.	California
ARCA Canada Inc.	Ontario, Canada
Customer Connexx, LLC	Nevada

All subsidiaries are 100% owned by the Company.